SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CONX CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

212873103

(CUSIP Number of Class of Securities)

Kyle Jason Kiser
Chief Executive Officer
CONX Corp.
5701 S. Santa Fe Dr.
Littleton, CO 80120
(303) 472-1542

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:
Mario Schollmeyer
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Explanatory Note

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by CONX Corp., (”CONX” or, the “Company,” “our,” “us” and “we”) on April 1, 2024 (together with any subsequent amendments and supplements thereto, including Amendment No. 1 filed with the SEC on April 15, 2024 and Amendment No. 2 filed with the SEC on April 17, 2024, the “Schedule TO”), in connection with the Company’s offer to purchase for cash up to 2,120,269 of its issued and outstanding shares of Class A common stock, par value $0.0001 per share (the “common stock”), at a price of $10.598120 per share, net to the seller in cash for an aggregate purchase price of up to $22,470,865 (or $22,152,921 when excluding 30,000 shares held by our independent directors that may not be redeemed). The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated April 1, 2024 (as amended, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Exchange Act. This Amendment is being filed on behalf of the Company.

Amendments to the Offer to Purchase

The Offer to Purchase and the corresponding Items of the Schedule TO into which such information is incorporated by reference are hereby amended as follows:

Summary Term Sheet – Questions and Answers

The fifth bullet in the disclosure related to the question “What interests do our directors, executive officers and Sponsor have in the Transaction?” on page 5, as well as the corresponding disclosures under the risk factor entitled “Certain of our directors and officers have potential conflicts of interest in the consummation of the Transaction and the transactions contemplated by the Seller Lease Agreement, which may incentivize them to complete a business combination on terms less favorable to stockholders rather than to liquidate our company” on page 14 and under the heading “The Transaction – Interests of Certain Persons in the Transaction” on page 51, are amended and restated as follows:

the fact that on November 1, 2023, CONX entered into the Subscription Agreement with our Founder. Pursuant to the Subscription Agreement, our Founder agreed, subject to the closing of CONX’s initial business combination, to purchase, and CONX agreed to issue and sell to our Founder, 17,391,300 shares of the Company’s Series A Preferred Stock, par value $0.0001 per share, at an aggregate purchase price of approximately $200 million, or $11.50 per share. The closing of the Equity Forward Transaction is contingent upon, and expected to occur substantially concurrently with, the consummation of the Transaction. In connection with the closing of the Equity Forward Transaction, CONX will file a Certificate of Designation for the Preferred Stock in substantially the form attached as an exhibit to the Subscription Agreement (the “Certificate of Designation”) with the Secretary of State of the State of Nevada setting forth the terms, rights, obligations and preferences of the Preferred Stock. Upon filing the Certificate of Designation, the Series A Preferred Stock will provide for (i) an optional redemption at $11.50 and (ii) a mandatory redemption at $11.50 that is five years from the date of issuance, unless converted to Class A Common Stock at an earlier date. These provisions have the effect of protecting our Founder from market risks. See “Certain Relationships and Related Party Transactions — Equity Forward Transaction”;

The seventh bullet in the disclosure related to the question “What interests do our directors, executive officers and Sponsor have in the Transaction?” on page 5, as well as the corresponding disclosures under the risk factor entitled “Certain of our directors and officers have potential conflicts of interest in the consummation of the Transaction and the transactions contemplated by the Seller Lease Agreement, which may incentivize them to complete a business combination on terms less favorable to stockholders rather than to liquidate our company” on page 14 and under the heading “The Transaction – Interests of Certain Persons in the Transaction” on page 51, are amended and restated as follows:

the fact that, assuming a market price of our Common Stock equal to the closing price of Class A Common Stock of $10.57 and our public warrants of $0.1963 on Nasdaq on April 12, 2024, and not including repayment of the working capital loans, the Sponsor and its affiliates have an aggregate of approximately $183.4 million at risk that depends upon the completion of a business combination as a result of ownership of the 18,750,000 founder shares (purchased for $25,000) and 11,333,333 Private Placement Warrants (purchased for $17.0 million). Specifically, based on the closing prices above, such at-risk amount is equal to (i) the market price of (a) the founder shares and (b) the Private Placement Warrants, in each case assuming that the market price is equal to the applicable closing price above, minus (ii) the aggregate price of $17,025,000 the Sponsor paid for the founder shares and the Private Placements Warrants. The calculation above is presented for illustrative purposes solely on the basis of the closing prices of our Class A Common Stock and public warrants on Nasdaq on April 12, 2024, and does not necessarily reflect the value that the Sponsor or its affiliates will realize following the Transaction nor the value that may be assigned to such securities for accounting purposes;

Risk Factors

A new paragraph is added to the risk factor entitled “The issuance of Series A Preferred Stock concurrently with the Transaction, the potential exercise of the outstanding warrants and the issuance of additional Common Stock as a result thereof, or from future public or private offerings, and the automatic conversion of the outstanding rights, will result in substantial dilution and could have an adverse effect on the market prices of CONX’s securities” on page 18 immediately following the existing Net Cash Per Share table as follows:

The holders of Private Placement Warrants may elect to exercise such warrants on a cashless basis. The table below assumes a cashless exercise of the Private Placement Warrants at a Fair Market Value (as defined in the Warrant Agreement, dated as of October 29, 2020 by and between CONX and Continental Stock Transfer & Trust Company as warrant agent) of $12.00.

	No	50%	100%
	Redemptions	Redemptions	Redemptions
Gross cash proceeds of Trust Account	$22,216,958	$10,981,531	$0
Gross cash proceeds of Equity Forward Transaction	200,000,000	200,000,000	200,000,000
Gross cash proceeds of exercise of Public and Private Warrants	221,055,555	221,055,555	221,055,555
Property Purchase Price	26,750,000	26,750,000	26,750,000
Unpaid Transaction Expenses of CONX	2,497,833	2,497,833	2,497,833
Repayment of Sponsor loans and Restated Note	2,600,00	2,600,00	2,600,00
Common Stock Outstanding	57,483,791	56,423,657	55,393,522
Net Cash Per Share	7.16	7.09	7.03

The final paragraph of the risk factor entitled “The issuance of Series A Preferred Stock concurrently with the Transaction, the potential exercise of the outstanding warrants and the issuance of additional Common Stock as a result thereof, or from future public or private offerings, and the automatic conversion of the outstanding rights, will result in substantial dilution and could have an adverse effect on the market prices of CONX’s securities” on page 18 is amended and restated as follows:

The pro forma amount of net cash per share of Class A Common Stock after giving effect to the Transaction, in the case of no redemptions, 50% redemptions and in the maximum redemption scenario, and both assuming cash and cashless exercise of the Private Placement Warrants, is less than the $10.598120 per share that holders of Class A Common Stock would be entitled to receive upon exercise of their redemption rights. The pro forma amount of net cash per share of Class A Common Stock, in each redemption scenario, represents a discount to the $11.50 per share of Series A Preferred Stock paid by Charles W. Ergen in the Equity Forward Transaction and represents a significant premium to the $0.001 per share of Class B Common Stock paid by our Sponsor for the founder shares. The pro forma amount of cash per share is for illustrative purposes only and may not reflect the actual cash per share after the Transaction.

The first two paragraphs of the risk factor entitled “We face risks related to our potential future acquisitions” on page 32 are amended and restated as follows:

We face risks related to potential future acquisitions we may pursue. Any such potential future acquisition, if completed, could result in a change to our current business plan, which could adversely affect, potentially materially, the value of your securities.

Following the Transaction Closing, we will be engaged in the business of operating commercial real estate property and will derive revenues in the near term primarily from rent received pursuant to the Seller Lease Agreement. In addition, we anticipate to grow through acquisition opportunities, including, but not limited to, disruptive technologies and infrastructure assets, which will entail special considerations and risks. Because we are neither limited to evaluating an acquisition opportunity in a particular industry sector nor have we determined which potential acquisition opportunities we may pursue, our stockholders have no information about other businesses we may operate in the future and there is no basis at this time to evaluate the possible merits or risks of any particular company’s operations, results of operations, cash flows, liquidity, financial condition or prospects. Any potential future acquisition could result in a change to our current business plan for the post-transaction company, which could adversely affect, potentially materially, the value of your securities.

If we are successful in completing any such a transaction, we may be subject to, and possibly adversely affected by, the following risks:

Information About CONX Following the Transaction

The first paragraph of the section entitled “General” on page 40 is amended and restated as follows:

Following the Transaction Closing and our entry into the Seller Lease Agreement, we will derive revenues in the near term primarily from rent received pursuant to the Seller Lease Agreement. The Seller Lease Agreement is a “triple-net” lease. The Seller Lease Agreement will provide us with a predictable revenue stream with embedded growth potential. The form of Seller Lease Agreement that will be executed as of the Transaction Closing currently provides that Seller will bear responsibility for all property costs and expenses associated with ongoing maintenance and operation, including utilities, property tax and insurance. Prior to the Transaction Closing, we and Seller intend to amend the form of the Seller Lease Agreement to reallocate the responsibilities for management of the Property among the Company and the Tenant such that maintenance and repair obligations with respect to roof, shell, core and systems would be assumed by the Company and all remaining routine responsibilities (such as general maintenance and repair) would be assumed by the Tenant. The Tenant will reimburse the Company for any such maintenance and repairs undertaken by the Company.

The Transaction

The first paragraph under the section entitled “Seller Lease Agreement” on page 47 is amended and restated as follows:

Seller Lease Agreement

At or prior to the Transaction Closing, Seller and CONX will enter into the Seller Lease Agreement, pursuant to which Seller (or an affiliate of Seller) will lease back the Property from the Company. The Seller Lease Agreement provides for (i) an initial term of approximately 10 years, (ii) a base rent payable during the first year of the initial term of $228,500 per month, which will escalate annually at a rate of two percent per annum and (iii) two five-year renewal options for Seller, with the base rent upon a renewal to be revised to fair market value and subject to the same annual escalation terms. All of Seller’s obligations under the Seller Lease Agreement will be guaranteed by DISH, an affiliate of Seller. The Seller Lease Agreement is a “triple-net” lease. The Seller Lease Agreement will provide us with a predictable revenue stream with embedded growth potential. The form of Seller Lease Agreement that will be executed as of the Transaction Closing currently provides that Seller will bear responsibility for all property costs and expenses associated with ongoing maintenance and operation, including utilities, property tax and insurance. Prior to the Transaction Closing, we and Seller intend to amend the form of the Seller Lease Agreement to reallocate the responsibilities for management of the Property among the Company and the Tenant such that maintenance and repair obligations with respect to roof, shell, core and systems would be assumed by the Company and all remaining routine responsibilities (such as general maintenance and repair) would be assumed by the Tenant. The Tenant will reimburse the Company for any such maintenance and repairs undertaken by the Company.

Opinion of Cabrillo Advisors, Inc. to the Independent Members of the Board of Directors of the Company

The section entitled “Opinion of Cabrillo Advisors, Inc. to the Independent Members of the Board of Directors of the Company” is amended and restated as follows:

Opinion of Cabrillo Advisors, Inc. to the Independent Members of the Board of Directors of the Company

The independent members of our board of directors retained Cabrillo Advisors, Inc. (“Cabrillo Advisors”) to render a fairness opinion as to whether the Property Purchase Price (taking into account the terms of the Seller Lease Agreement) is fair to the Company from a financial point of view.

On April 16, 2024, Cabrillo Advisors rendered its written opinion to the independent members of our board of directors to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, that the Property Purchase Price (taking into account the terms of the Seller Lease Agreement) is fair to the Company from a financial point of view.

The full text of Cabrillo Advisors’ written opinion, dated April 16, 2024, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Cabrillo Advisors, is attached hereto as Exhibit (C)(1). Holders of Class A Common Stock are urged to read Cabrillo Advisors’ opinion carefully and in its entirety. Cabrillo Advisors’ opinion was addressed to the independent members of our board of directors for information and assistance in connection with, and for the purposes of its evaluation of, the Property Purchase Price to be paid by the Company in connection with the Transaction and the Seller Lease Agreement and did not address any other aspect or implication of the Purchase Agreement, the Seller Lease Agreement or any other agreement, arrangement or understanding. Cabrillo Advisors’ opinion was not intended to be and does not constitute a recommendation to any holder of the Company’s Class A Common Stock as to whether to tender its shares pursuant to the Company’s offer to purchase such shares or any other matter and does not in any manner address the prices at which shares of the Class A Common Stock will trade at any time. Cabrillo Advisors’ opinion does not address the Company’s underlying business decision to enter into the Purchase Agreement, the Seller Lease Agreement or the relative merits of the Transaction and the Seller Lease Agreement as compared with any other strategic alternative which may be available to the Company. Cabrillo Advisors expressed no opinion as to the fairness of the Property Purchase Price to the holders of any class of securities, creditors or other constituencies of the Company, or of any consideration received in the Offer by the holders of the Company’s Class A Common Stock. This summary of the opinion of Cabrillo Advisors is qualified in its entirety by reference to the full text of the opinion.

Summary of Methodology

Cabrillo Advisors engaged Holtz Valuation, Inc. (“Holtz”), and its principal, Bradley J. Holtz, to determine the range of fair market value of the leased fee interest in the Property as of April 3, 2024. Holtz utilized the sales comparison and income capitalization methods to determine the range of fair market value of the leased fee interest in the Property.

Sales Comparison Approach

The sales comparison approach is based upon the theory that the value of a property tends to be set by the price at which comparable properties have recently sold, or for which they can be acquired. This approach requires a detailed comparison of the sales of similar properties with the subject. The main requisites, therefore, are that sufficient transactions of comparable properties be available to provide an accurate indicator of value and that accurate information regarding price, terms, property description, and use be obtained through interview and observation. In conducting the sales comparison approach, Holtz conducted a search to identify recent sales of comparable properties in the subject competitive market area having similar physical, location, and economic characteristics. Immediate area location, age/condition, and size were the driving determinants in the comparable selection. Holtz selected a total of four properties for comparison that sold during the period from December 2021 to January 2024.

Holtz also made adjustments for transactional and property locational and physical characteristics. The resulting adjusted prices lead to an estimate of the fair market value of the Property. Adjustments to the comparable sales were considered and made when warranted for post-purchase expenditures, property rights, financing terms, conditions of sale and market conditions. Quantitative percentage adjustments were also made for location and physical characteristics such as age/condition, quality/appeal, building size, floor area/parking ratios as well as other applicable elements of comparison.

Based on the analysis outlined above, the sales comparison approach supported an indicated value for the Property of $23,200,000 to $27,440,000 based on a price of $110 to $130 per square foot of net rentable area.

Income Capitalization Approach

The income approach to value is based upon the premise that a relationship exists between the income that a property is capable of producing and the value of that property. The principles of anticipation and change are central to this approach. Value is created by the expectation of future benefits, and future benefits are predicated upon anticipated changes. Since the future is less certain than the present, investors will pay less for future payments than they would for the same sum received today. The impact of future events on value is a function of the time value of money, as well as perceived risks. Risks can be viewed by investors in many ways, and range from relatively "risk-free" to highly speculative. In general, higher risks equate to higher rewards. There are two primary methods for converting monetary benefits into present value: direct capitalization and discounted cash flow. The direct capitalization technique converts one year's estimate of net income into an indication of value by rates developed from market sales and analysis of debt and equity requirements. The discounted cash flow approach estimates value by forecasting income and expenses over a typical investment-holding period and converting all future benefits (including resale proceeds) to present worth at an appropriate rate of return.

Because the Property is a single tenant asset with a long-term lease, it is generally understood that the direct capitalization method is preferred. This is appropriate as most market participants capitalize estimated and actual stabilized income into value using current overall rates.

Direct capitalization uses a single year’s stabilized net operating income as a basis for a valuation and then divides the income by an appropriate capitalization rate. In selecting the overall rate, Holtz gave consideration to the potential income attributes of the subject, its competitive market position, comparative market analysis trends (area demographics, lifecycle position), and overall marketability. Based upon the preceding and additional factors from its review, Holtz selected a capitalization rate of 9.00% to 10.50% as appropriate for the Property.

Based on the analysis outlined above, the direct capitalization method supported an indicated value of $23,800,000 to $27,800,000 based on a price of $113 to $132 per square foot of net rentable area.

Conclusion as to Fair Market Value

After completing the analyses described above, Holtz completed a reconciliation of value conclusions which involved the weighing of the individual valuation techniques in relationship to their substantiation by market data, and the reliability and applicability of each valuation technique to the Property. After considering all the factors relevant to the valuation of the Property, Holtz reconciled the sales comparison and income capitalization approaches to support a final value conclusion of $23,500,000 to $27,500,000 based on a price of $111 to $130 per square foot of net rentable area. Cabrillo Advisors compared the results of the independent appraisal performed by Holtz, as well as the results of the appraisal performed by BDO, to the Property Purchase Price (taking into account the terms of the Seller Lease Agreement) of $26.75 million to determine that the Property Purchase Price (taking into account the terms of the Seller Lease Agreement) is fair to the Company from a financial point of view.

In connection with its opinion, Cabrillo Advisors made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances, as further described in its opinion. Cabrillo Advisors relied upon and assumed, without independent verification and with CONX’s consent, the accuracy, completeness and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to Cabrillo Advisors from private sources, including CONX and the independent members of our board, including all financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by Cabrillo Advisors for the purposes of its opinion and that there had been no material change in the assets, financial condition, business or prospects of the Company since the dates of the most recent financial statements made available to Cabrillo Advisors, and Cabrillo Advisors had not assumed and did not assume any responsibility or liability for any such information. Cabrillo Advisors also relied upon the fact that the independent members of our board has been advised by counsel as to all legal matters with respect to the Transaction and the Seller Lease Agreement, including whether all procedures required by law to be taken in connection with the Transaction and the Seller Lease Agreement have been duly, validly and timely taken. Cabrillo Advisors further relied, with CONX’s consent, upon the assurances of management of the Company that they are not aware of any facts that would make the information provided by them inaccurate, incomplete, or misleading. Cabrillo Advisors assumed that the purchase consideration of the Transaction will be exchanged as and when due as described in the Purchase Agreement. Cabrillo Advisors also assumed with CONX’s consent that (i) the Purchase Agreement had not been amended, modified or superseded in any way since it was executed and delivered on March 10, 2024, and (ii) the final executed form of the Seller Lease Agreement will not differ in any material respect from the Draft Seller Lease Agreement. Cabrillo Advisors relied upon and assumed, without independent verification and with CONX’s consent, the accuracy of all representations and warranties made by each party to the Purchase Agreement and Draft Seller Lease Agreement. Furthermore, in connection with the delivery of its opinion, at CONX’s direction, Cabrillo Advisors evaluated the Company, the Property and the Transaction and the Seller Lease Agreement solely as of the date of its opinion. Cabrillo Advisors expressly disclaimed knowledge of (or any obligation to have investigated or evaluated) any transactions, developments, changes in the assets, liabilities (contingent or otherwise), financial condition or results of operations of the Company and Property or the terms of the Transaction and the Seller Lease Agreement, or any other event occurring after the date of its opinion which could have a bearing on its opinion expressed therein, and expressly assumed no responsibility or liability with respect thereto.

Cabrillo Advisors did not review any of the books and records, or make any independent appraisal of any of the properties, assets or liabilities of the Company or Property (contingent, derivative, off-balance sheet or otherwise) other than as described above. Its opinion is necessarily based on business, economic, market, financial and other conditions as they exist and can be evaluated by Cabrillo Advisors at the date of its opinion. Cabrillo Advisors disclaimed and assumed no undertaking or obligation for updating or revising its opinion based on circumstances or events occurring after the date thereof or advising any person of any change in any fact or matter affecting its opinion which may come or be brought to our attention after the date thereof.

Cabrillo Advisors’ analysis was conducted under the premise of value in continued use, as a going concern. It further assumes that the stockholders of the Company, the independent members of our board and management of the Company will act rationally and will employ financial and operational strategies that will maximize value. Cabrillo Advisors did not evaluate the solvency of the Company under any applicable laws.

Its opinion did not address the relative merits of the Transaction and the Seller Lease Agreement as compared to other business strategies that might have been available to the Company, nor did it address the Company’s underlying business decision to effect the Transaction and the Seller Lease Agreement. Its opinion did not address the fairness of any specific portion of the Transaction and the Seller Lease Agreement or the fairness of the effects of the Transaction and the Seller Lease Agreement to the stockholders of the Company, to the Company or to any other individual/entity other than as stated herein. Furthermore, at CONX’s request, Cabrillo Advisors did not advise CONX with respect to alternatives to the Transaction and the Seller Lease Agreement and its opinion did not address whether the Transaction and the Seller Lease Agreement is superior to other alternative transactions. Cabrillo Advisors did not express any opinion as to what the actual value of the Company or its capital stock is or will be upon the closing of the Transaction and the Seller Lease Agreement and its opinion is not a recommendation as to how any stockholder of CONX should tender its shares of the Company’s Class A Common Stock pursuant to the Company’s offer to purchase such shares or act with respect to any matters relating to the Transaction and the Seller Lease Agreement, or whether to proceed with the Transaction and the Seller Lease Agreement or any related transaction. The decision as to whether to proceed with the Transaction and the Seller Lease Agreement may depend on an assessment of factors unrelated to the financial analysis on which its opinion is based. Its opinion should not be construed as creating any fiduciary duty on its part to any party. Cabrillo Advisors did not express any opinion as to the impact of the Transaction and the Seller Lease Agreement on the solvency or viability of the Company or the ability of the Company to pay any of their respective obligations when they become due. Its opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of CONX’s credit worthiness, as tax advice, or as accounting advice. In addition, Cabrillo Advisors did not make, and assumed no responsibility to make, any representation, or render any opinion, as to any legal matter.

It is understood that its advisory services and its opinion was intended solely for the benefit and use of the independent members of our board for its evaluation and consideration of the Transaction and the Seller Lease Agreement and did not constitute a recommendation to any stockholder of the Company as to whether to tender its shares of the Company’s Class A Common Stock pursuant to the Offer. Its opinion is not to be relied upon by any stockholder of the Company or the Company or by any other person or entity. Its opinion shall not be used for any purpose other than by the independent members of our board in connection with or otherwise related to the Transaction and the Seller Lease Agreement. The availability of Cabrillo Advisors’ defense that stockholders of the Company are not entitled to rely on its opinion as a matter of Nevada law would be resolved by a Nevada court of competent jurisdiction provided such defense was properly asserted in a matter over which the Nevada court had jurisdiction. The question of availability of such a defense would have no effect on the rights and responsibilities of the independent directors of the board under Nevada law and no effect on the rights and responsibilities of either Cabrillo Advisors or the independent directors of the board under the federal securities laws.

Cabrillo Advisors’ opinion shall not be disclosed, reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose (other than the Company’s outside law firm, which has been informed of the confidential nature of this opinion and has agreed to treat such information confidentially), nor shall any public references to Cabrillo Advisors or its opinion be made by the Company, without Cabrillo Advisors’ prior consent. Cabrillo Advisors has consented to the inclusion of its opinion in its entirety and the description hereof in this Schedule TO, including any supplements or amendments thereto.

Cabrillo Advisors’ opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Cabrillo Advisors as of, the date of its opinion. It should be understood that subsequent developments may affect Cabrillo Advisors’ opinion and the assumptions used in preparing it, and Cabrillo Advisors does not have any obligation to update, revise or reaffirm its opinion.

Item 12. Exhibits

Item 12 and the Exhibit Index of the Schedule TO are hereby amended to amend Exhibit (a)(5)(A):

(a)(5)(A)	Amendment to Annual Report on Form 10-K of CONX Corp., filed with the Securities and Exchange Commission on April 15, 2024.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2024	By:	/s/ Kyle Jason Kiser
Kyle Jason Kiser
Chief Executive Officer